June 19, 2018

VIA EDGAR

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Ref.:	PagSeguro Digital Ltd.

Registration Statement on Form F-1

File No. 333-225697

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PagSeguro Digital Ltd. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-225697) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 P.M., Eastern Time, on June 21, 2018, or as soon as practicable thereafter. The Company hereby authorizes Robert M. Ellison of Shearman & Sterling LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Ellison at +55 (11) 3702-2220 or +1 (646) 251-3380 and that such effectiveness also be confirmed in writing.

Very truly yours, PAGSEGURO DIGITAL LTD.

By:	/s/ Maria Judith de Brito
Name:	Maria Judith de Brito
Title:	Director